UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

RIVER ROCK ENTERTAINMENT AUTHORITY

(Name of applicant)

3250 Highway 128 East
Geyserville, California 95441

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
9% Senior Notes due 2018 and 7 1/2% Senior Notes due 2018	Up to $200,000,000

9 3/4% Senior Notes due 2018	$200,000,000

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:

David Fendrick
Chief Executive Officer
River Rock Entertainment Authority
3250 Highway 128 East
Geyserville, California 95441
(707) 857-2777

Copies to:

Randolph A. DelFranco Holland & Knight LLP 31 W. 52nd Street New York, New York 10019 Phone: (212) 513-3282 Fax: (212) 385-9010	Jerome L. Levine Holland & Knight LLP 400 South Hope Street, 8th Floor Los Angeles, CA 90071 Phone: (213) 896-2565 Fax: (213) 896-2450

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

1.                                      General Information

The Applicant, River Rock Entertainment Authority, is a governmental instrumentality of the Dry Creek Rancheria Band of Pomo Indians, a federally recognized Indian tribe (the “Tribe”). The Applicant was formed in 2003 as an unincorporated governmental instrumentality of the Tribe, to own and operate the River Rock Casino on the Tribe’s reservation. The casino had previously operated as a wholly-owned economic development project of the Tribe.

2.                                      Securities Act Exemption Applicable

The Applicant is offering to each Holder of 9 3/4% Senior Notes due 2011 (CUSIP No. 768369AB6) (the “Existing Notes”) of the Applicant outstanding as of the date of the Offering Circular to exchange each $1,000 principal amount of Existing Notes tendered, and not validly withdrawn, by such Holder prior to the Expiration Date for a cash amount (the “Principal Payment”) equal to the product of $1,000 and the amount obtained by dividing Total Available Cash by the total principal amount of Existing Notes accepted for exchange pursuant to the Offer and $1,000 minus the Principal Payment in principal amount of, at the Holder’s option, new 9% Senior Notes due 2018 (CUSIP No. 768369AF7) (the “New Series A Notes”) or new 7½% tax-exempt Series B Senior Notes due 2018 (CUSIP No. 768369AG5) (the “New Series B Notes” and, collectively with the New Series A Notes, the “New Notes”) or any combination thereof; provided that the Applicant may not issue in excess of $100 million of New Series B Notes.  The New Notes will be issued under an Indenture (the “New Indenture”) to be entered into among the Applicant and Deutsche Bank Trust Company Americas, as trustee (the “New Notes Trustee”).  As the New Notes (along with certain cash payments) are to be exchanged by the Applicant with its Holders exclusively and solely for outstanding Existing Notes, the Offer is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof.

In connection with the Offer, the Applicant is also soliciting consents from the Holders to, among other things, the termination of the Cash Collateral and Disbursement Agreement, dated as of November 7, 2003 and amended as of November 17, 2003, among the Tribe, the Applicant, U.S. Bank National Association, as trustee for the Existing Notes (the “Existing Notes Trustee”) and the other parties thereto (the “Existing Collateral Agreement”) and certain amendments (the “Proposed Amendments”) to the indenture governing the Existing Notes (the “Existing Indenture”), the Pledge and Security Agreement, dated as of November 7, 2003, among the Tribe, the Applicant and the Existing Notes Trustee (the “Existing Pledge Agreement”) and the Deposit Account Control Agreement, dated January 11, 2010, among the Tribe, the Applicant, the Existing Notes Trustee and Bank of the West (the “Existing Control Agreement”).  The Existing Collateral Agreement, the Existing Pledge Agreement and the Existing Control Agreement are defined herein collectively as the “Existing Collateral Documents”).

The Proposed Amendments require the consent of the Holders of 66 2/3% in aggregate principal amount of the outstanding Existing Notes (the “Requisite Consents”). The Proposed Amendments remove substantially all protective covenants and events of default from the Existing Indenture, other than those relating to the Applicant’s obligations to pay principal and interest due on the Existing Notes, and subordinate the liens on the Applicant’s assets securing the Existing Notes to the liens securing the New Notes and additional parity lien debt allowed under the New Indenture that is secured equally and ratably with the New Notes (“Additional Parity Lien Debt”).

If the Requisite Consents are obtained and the other conditions to the Offer and Consent Solicitation are satisfied or waived, the Applicant and the Tribe intend to execute, and the Applicant intends to request that the Existing Notes Trustee execute, (1) a First Supplemental Indenture to the Existing Indenture (the “Supplemental Existing Indenture”), (2) an agreement terminating the Existing Collateral Agreement and (3) amendments to the Existing Pledge Agreement and Existing Control Agreement (the agreements in clauses (2) and (3) are collectively referred to as, the “Supplemental Existing Collateral Documents”), which agreements together shall contain the Proposed Amendments, on or immediately following the date when such Requisite Consents are received. The Supplemental Existing Indenture and the Supplemental Existing Collateral Documents will become effective upon execution thereof.  The Proposed Amendments will become operative on the Exchange Date. Until the Proposed Amendments become operative, the Existing Indenture and the Existing Collateral Documents will remain in effect in their present form.

Existing Notes that are not tendered and accepted for exchange pursuant to the Offer will remain obligations of the Applicant, but, if the Requisite Consents are received and the Supplemental Existing Indenture and the Supplemental Existing Collateral Documents become operative, such Existing Notes will be subject to the terms of the Supplemental Existing Indenture and the Supplemental Existing Collateral Documents and the rights of the holders of New Notes.  Under applicable interpretations of the Commission, Existing Notes that are not tendered and accepted for exchange pursuant to the Offer may be deemed to be new securities due to the substantial modifications to their terms that will be made by the Proposed Amendments if they are adopted and, accordingly, the Consent Solicitation may be deemed to constitute an offer of new securities.  As any such Existing Notes would be exchanged by the Applicant with its Holders exclusively and solely for Existing Notes outstanding prior to the Offer, the exchange of such Existing Notes would be exempt from registration under the Securities Act pursuant to the provisions of Section 3(a)(9) thereof.

This Application for Qualification on Form T-3 is being filed to apply for the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of (1) the New Indenture and (2) the Existing Indenture, as amended by the Supplemental Existing Indenture, in each case as required pursuant to the Act when an offering of debt securities is exempt pursuant to Section 3(a)(9) of the Securities Act.

The foregoing summary of the terms of the Offer and Consent Solicitation does not purport to be complete, and is subject to and qualified in its entirety by the full description of the terms and the conditions of the Offer and the Consent Solicitation contained in the Offering Circular and Consent Solicitation Statement, dated November 18, 2011 and filed as Exhibit T3E.1 hereto (the “Offering Circular”).  Capitalized terms used above but not defined herein have the meanings assigned to them in the Offering Circular.

No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Offer, except for payment by the Applicant of (i) customary expenses in respect of preparation, printing, and mailing of the Offering Circular and related documents, (ii) customary fees of D.F. King & Co., Inc. in its capacity as Information Agent, Exchange Agent and Depository for the Offer and Consent Solicitation, (iii) a fixed advisory fee to, as well as reimbursement of certain reasonable out-of-pocket costs and expenses of, Stuyvesant Square Advisors, Inc. (“SSA”), financial advisor to the Applicant, (iv) the fees and expenses of the Applicant’s legal counsel for their legal services, (v) customary fees of U.S. Bank National Association and Deutsche Bank Trust Company Americas, for their respective services as trustees and the fees of their respective legal counsel and (vi) a fixed advisory fee, as well as a fixed amount to cover certain costs and expenses, to Merrill, Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”), for their services as financial advisors to the Applicant.

None of SSA, Merrill Lynch or Credit Suisse, has been retained to or will solicit acceptances or make any recommendation to Holders with respect to the Offer and the Consent Solicitation.

None of the Holders has made or will be requested to make any cash payment to the Applicant in connection with the Offer.

AFFILIATIONS

3.                                      Affiliates

The Applicant and the Tribe operate under common control and are, accordingly, affiliates of each other. The Applicant is 100% owned by the Tribe. The Tribe is a federally recognized, self-governing Indian tribe with approximately 1,000 enrolled members and approximately 93-acres of trust land in Sonoma County, California.

Pursuant to the Tribe’s Articles of Association, the Tribe is governed by a Tribal council (the “Tribal Council”), which is composed of all voting members age 18 and older. As of October 1, 2011, the Tribal Council consists of 597 voting members.  Day-to-day authority is delegated to elected Tribal officers who comprise the Tribe’s Board of Directors, consisting of a Chairperson, a Vice Chairperson, a Secretary/Treasurer and two members-at-large. Individuals elected to the Tribe’s Board of Directors are automatically made members of the Board of Directors of the Applicant, and therefore the Board of Directors of the Applicant is comprised of the same individuals serving on the Tribe’s Board of Directors. The members of the Applicant’s Board of Directors serve for so long as they serve on the Tribe’s Board of Directors.

For purposes of this Application, the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicant. See Item 4 “Directors and Executive Officers” below.  Because the Applicant does not have outstanding voting securities it does not have any affiliates who control it by virtue of their ownership of voting securities.

MANAGEMENT AND CONTROL

4.                                      Directors and Executive Officers

The names of, and offices held by, all directors and executive officers of the Applicant (as defined in Sections 303(5) and 303(6) of the Act, respectively), are listed under Item 10. Directors and Executive Officers of the Registrant of the Applicant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated herein by reference.

The mailing address for the Applicant’s directors and executive officers is c/o River Rock Entertainment Authority, 3250 Highway 128 East, Geyserville, California 95441.

5.                                      Principal Owners of Voting Securities

This item is inapplicable as the Applicant does not have any outstanding voting securities.

UNDERWRITERS

6.                                      Underwriters

(a)                                  As no issuance of the Applicant’s securities has occurred within three years prior to the date of the filing of this application, no person has acted as an underwriter of any securities of the Applicant which were outstanding on the date of the filing of this application.

(b)                                 There are no proposed principal underwriters of the New Notes or the Existing Notes.

CAPITAL SECURITIES

7.                                      Capitalization

(a)                                  As of November 18, 2011, the Applicant had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
9 3/4% Senior Notes due 2011	$200,000,000	$200,000,000	(1)

(1) Amount outstanding prior to completion of the Offer.

(b)                                 None of the Applicant’s outstanding securities confer voting rights.

INDENTURE SECURITIES

8.                                      Analysis of indenture provisions

New Indenture

The New Notes will be issued under the New Indenture to be entered into among the Applicant, the Tribe and Deutsche Bank Trust Company Americas, as New Notes Trustee.

The following analysis, which is required by Section 305(a)(2) of the Act, does not purport to be a complete description of the New Indenture provisions discussed herein and is qualified in its entirety by reference to the terms of the New Indenture, the form of which is filed as Exhibit T3C.2 hereto.

The Applicant has not entered into the New Indenture as of the date of this filing, and the terms of the New Indenture are subject to change prior to its execution.

Capitalized terms used below but not defined herein have the meanings assigned to them in the New Indenture.  All headings incorporated below are the headings used in the New Indenture.

Events of Default

Each of the following shall be an event of default under the New Indenture:

(a)                                  failure to pay any interest on any New Note when due and payable, and such failure continues for 30 days or more;

(b)                                 failure to pay principal of, or premium, if any, on any New Note;

(c)                                  failure by the Applicant or the Tribe, as applicable, to comply with the provisions described under the headings “—Mandatory Redemption,” “—Certain Covenants—Restricted Payments,” “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock,” “—Certain Covenants—Liens,” clause (b) of “—Certain Covenants—Business Activities,” “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” “—Repurchase at the Option of Holders—Events of Loss,” “—Certain Covenants—No Amendment to Subordination Provisions,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets,” or the failure by the Applicant to maintain its existence in accordance with its organizational documents;

(d)                                 failure by the Applicant for 30 days after notice by the New Notes Trustee or the holders of 25% or more in aggregate principal amount of the New Notes to comply with any of the other agreements in the New Indenture or the New Notes (other than a default set forth in clause (a), (b), or (c) above);

(e)                                    except with respect to a payment default on the Existing Notes, default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Applicant (or the payment of which is guaranteed by the Applicant), whether the Indebtedness or Guarantee now exists, or is created after the Closing Date, if that default:

(i)                                     is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii)                                  results in the acceleration of that Indebtedness prior to its express maturity,

and, in each case, the principal amount of that Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(f)                                    failure by the Applicant to pay final non-appealable judgments to the extent that the amount of such judgments not covered by insurance underwritten by third parties or not adequately reserved for in accordance with GAAP aggregates in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g)                                 failure by the Tribe to pay final non-appealable judgments to the extent that (i) such judgments provide for, create or allow recourse against the assets of the Applicant or to any revenues thereof and (ii) the amount of such judgments not covered by insurance underwritten by third parties or not adequately reserved for in accordance with GAAP aggregates in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(h)                                 failure by the TGA to at all times provide a complete exclusion from the licensing requirements of Section 6.4.6 of the Compact for (a) all federally-regulated or state-regulated banks, savings and loans or other federally- or state-regulated lending institutions, (b) any agency or federal, state or local government or (c) any investor, who, alone or in conjunction with another, holds less than 10% of any outstanding indebtedness evidenced by bonds issued by the Applicant for ten days after notice by the New Notes Trustee or the holders of 25% or more in aggregate principal amount of the New Notes of failure to so provide;

(i)                                     cessation of any material portion of gaming operations for a period of more than 30 consecutive days at the Project (other than as a result of an Event of Loss);

(j)                                     failure by the Tribe to comply with the provisions described under the heading “—Certain Covenants—Covenants of the Tribe” for 30 days after notice by the New Notes Trustee or the holders of 25% or more in aggregate principal amount of the New Notes to comply;

(k)                                  certain events of bankruptcy or insolvency with respect to the Applicant or the Tribe;

(l)                                     failure by the Tribe to be a sovereign Indian tribe recognized by the United States of America pursuant to 25 U.S.C. § 476, et seq.;

(m)                               any of the Collateral Documents shall cease, for any reason (other than pursuant to the terms thereof), to be in full force and effect, or the Applicant or the Tribe shall so assert, or any security interest created, or purported to be created, by any of the Collateral Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby;

(n)                                 any material representation or warranty made by the Applicant or the Tribe in any Collateral Document or that is contained in any certificate, document or financial or other statement furnished by the Applicant or the Tribe at any time under or in connection with any such Collateral Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or

(o)                                 any material breach of any agreement in the Collateral Documents and the expiration of any applicable grace period set forth therein or the repudiation by the Applicant or the Tribe of any of its obligations under the Collateral Documents or the unenforceability of the Collateral Documents against the Applicant or the Tribe for any reason.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Applicant or the Tribe, all outstanding New Notes will become due and payable immediately and automatically without further action or notice, subject to the limitations discussed under the heading “—Special Provisions Regarding Unlicensed and Non-Exempt Holders.” If any other event of default occurs and is continuing, the New Notes Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New Notes may declare all principal, premium, if any, and accrued interest of the New Notes to be due and payable immediately, subject to the limitations described under the heading “—Special Provisions Regarding Unlicensed and Non-Exempt Holders.”

Following an event of default (other than an event of default described in clause (k) or (l) of the definition of event of default set forth above), and only until the holders of at least 25% in principal amount of the then outstanding New Notes direct or consent to the Collateral Trustee’s exercise of its rights under the Waterfall Agreement to limit the Applicant’s rights to withdraw funds in the Collection Accounts and the Collateral Waterfall Accounts to pay Operating Expenses, the Collateral Trustee will not prohibit all or any portion of the funds in the Collection Accounts and the Collateral Waterfall Accounts to be disbursed to the Applicant for the payment of Operating

Expenses if the Applicant delivers to the New Notes Trustee an Officers’ Certificate that states that such funds will be used to pay Operating Expenses and identifies the payees of such funds and the basis for such payments.

If any event of default occurs by reason of any willful action (or inaction) taken (or not taken) by the Applicant or on its behalf with the intention of avoiding payment of the premium that the Applicant would have had to pay if it then had elected to redeem the New Notes pursuant to the provisions described under the heading “—Optional Redemption,” then, upon acceleration of the New Notes, an equivalent premium shall also become and be immediately due and payable, to the extent permitted by law and subject to the limitations described under the heading “—Special Provisions Regarding Unlicensed and Non-Exempt Holders,” anything in the New Indenture or in the New Notes to the contrary notwithstanding.

Notwithstanding anything contained in the New Indenture or in the Collateral Documents to the contrary, after an event of default the New Notes Trustee shall not prohibit the payment to the Tribe in each calendar month, following payment of any Operating Costs as defined and provided in the Waterfall Agreement, of the Priority Tribal Distribution in an amount set forth in clause (2) of the definition thereof permitted pursuant to the covenant described under the heading “—Certain Covenants—Restricted Payments” and the Collateral Documents.

Holders of the New Notes may not enforce the New Indenture or the New Notes except as provided in the New Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding New Notes may direct the New Notes Trustee in its exercise of any trust or power. The New Notes Trustee may withhold from holders of the New Notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

Holders of a majority in aggregate principal amount of the then outstanding New Notes by notice to the New Notes Trustee may on behalf of the holders of all of the New Notes, waive an existing default or event of default and its consequences under the New Indenture, except a continuing default or event of default in the payment of interest on, or the principal of, the New Notes (including in connection with an offer to purchase); provided, however, that the holders of a majority in principal amount of the then outstanding New Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such default shall cease to exist, and any event of default arising therefrom shall be deemed to have been cured for every purpose of the New Indenture, but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Authentication and Delivery of the New Notes

Two officers of the Applicant shall sign the New Notes for the Applicant by manual or facsimile signature. If an officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the Note shall nevertheless be valid. A New Note shall not be valid until authenticated by the manual signature of the New Notes Trustee. Such signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

The New Notes Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the New Notes Trustee may do so. Each reference in the New Indenture to authentication by the New Notes Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with holders or an Affiliate of the Applicant.

The New Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The New Notes initially will be represented by one or more New Notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the New Notes Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of New Notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them. The Applicant takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Applicant that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between such participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants of DTC. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of its participants and indirect participants.

DTC has also advised the Applicant that, pursuant to procedures established by it:

(1)                                  upon deposit of the Global Notes, DTC will credit the accounts of the participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2)                                  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interest in the Global Notes).

All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person holding a beneficial interest in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Except as described below, owners of interests in the Global Notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or “holders” thereof under the New Indenture for any purpose.

Payments in respect of the principal of, premium, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder thereof. Under the terms of the New Indenture, the Applicant and the New Notes Trustee will treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners of the New Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Applicant, the New Notes Trustee nor any agent of the Applicant or the New Notes Trustee has or will have any responsibility or liability for:

(1)                                  any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to beneficial ownership interests in the Global Notes; or

(2)                                  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the Applicant that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date.

Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by participants and indirect participants to beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants and will not be the responsibility of DTC, the Applicant or the New Notes Trustee. Neither the Applicant nor the New Notes Trustee will be liable for any delay by DTC or any participants or indirect participants in identifying the beneficial owners of the New Notes, and the Applicant and the New Notes Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions, transfers between participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Applicant that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the New Notes, DTC reserves the right to exchange the Global Notes for legended New Notes in certificated form, and to distribute such New Notes to its participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Applicant nor the New Notes Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive New Notes in registered certificated form (“Certificated Notes”) if:

(1)                                  DTC (a) notifies the Applicant that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Applicant fails to appoint a successor depositary within 90 days thereafter;

(2)                                  the Applicant, at its option, notifies the New Notes Trustee in writing that it elects to cause the issuance of Certificated Notes; or

(3)                                  there has occurred and is continuing a default or event of default with respect to the New Notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may be exchanged for beneficial interests in a Global Note in accordance with the New Indenture.

Same Day Settlement and Payment

The Applicant will make payments in respect of any New Notes represented by a Global Note (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the account or accounts specified by DTC as the registered holder of such Global Note. The New Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds.

Use of Proceeds

Neither the Offer nor the Consent Solicitation will result in any proceeds to the Applicant.

Release of Liens on Collateral

The Collateral Trust Agreement will provide that the Collateral Trustee’s Liens on the Collateral will be released in any of the following circumstances:

(1)                                  in whole, upon (a) payment in full and discharge of all outstanding Parity Lien Debt and all other Parity Lien Obligations that are outstanding, due and payable at the time all of the Parity Lien Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Parity Lien Documents and the cancellation or termination or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Documents) of all outstanding letters of credit issued pursuant to any Parity Lien Documents;

(2)                                  as to any Collateral that is sold, transferred or otherwise disposed of by any Tribal Party to a Person that is not (either before or after such sale, transfer or disposition) a Tribal Party in a transaction or other circumstance that complies with the covenant described under the heading “—Certain Covenants—Asset Sales” and is permitted by all of the other Parity Lien Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided, that the Collateral Trustee’s Liens upon the Collateral will not be released if the sale or disposition is subject to the provisions described below under the caption “Repurchase at the Option of Holders—Events of Loss” or certain provisions detailing immunities of the Collateral Trustee under the Indenture of the sale or disposition;

(3)                                  as to a release of any Collateral constituting less than all or substantially all of the Collateral, if consent to the release of all Parity Liens on such Collateral has been given by an Act of Required Debtholders; and

(4)                                  as to a release of all or substantially all of the Collateral if (a) consent to the release of the Collateral has been given by the requisite percentage or number of holders of each Series of Parity Lien Debt at the time outstanding as provided for in the applicable Parity Lien Documents and (b) the Applicant has delivered an officers’ certificate to the Collateral Trustee certifying that all such necessary consents have been obtained.

Upon the delivery to the Collateral Trustee by the Applicant of an officer’s certificate providing for certain statements and a written confirmation pursuant to the Collateral Trust Agreement that the subject release is permitted under the relevant provisions of the Collateral Trust Agreement and the respective Parity Lien Documents, the Collateral Trustee is obligated to execute and deliver a related Lien release.

Release of Liens in Respect of New Notes

The New Indenture and the Collateral Trust Agreement will provide that the Collateral Trustee’s Liens upon the Collateral will no longer secure the New Notes outstanding under the New Indenture or any other Obligations under the New Indenture, and the right of the holders of New Notes and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged:

(1)                                  upon satisfaction and discharge of the New Indenture as set forth under the caption “—Satisfaction and Discharge”;

(2)                                  upon a Legal Defeasance or Covenant Defeasance of New Notes as set forth under the caption “—Legal Defeasance and Covenant Defeasance”;

(3)                                  upon payment in full and discharge of New Notes outstanding under the New Indenture and all Obligations that are outstanding, due and payable under the New Indenture at the time the New Notes are paid in full and discharged; or

(4)                                  in whole or in part, with the consent of the Holders of the requisite percentage of New Notes in accordance with the provisions described below under the caption “—Amendment, Supplement and Waiver”;

(5)                                  in connection with asset dispositions permitted or not prohibited under the covenant described below under “—Repurchase at the Option of Holders—Asset Sales”;

(6)                                  if required in accordance with the terms of the Collateral Trust Agreement or any other Collateral Document; or

(7)           if any property or assets included in the Collateral become Excluded Assets (provided that any asset or property that no longer constitutes an Excluded Asset shall immediately thereupon Constitute Collateral).

Release of Liens in Respect of any Series of Parity Lien Debt Other than the New Notes.

The Collateral Trust Agreement will provide that, as to any Series of Parity Lien Debt other than the New Notes, the Collateral Trustee’s Lien on the Collateral will no longer secure such Series of Parity Lien Debt if such Parity Lien Debt has been repaid in full, all commitments to extend credit in respect of such Series of Parity Lien Debt have been terminated and all other Parity Lien Obligations related thereto that are outstanding and unpaid at the time such Series of Parity Lien Debt is paid are also paid in full (other than any obligation for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand or demand for payment has been made at such time).

Satisfaction and Discharge

The New Indenture shall be discharged and shall cease to be of further effect as to all New Notes issued under the New Indenture, when:

(a)                                  either:

(i)                                     all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicant) have been delivered to the New Notes Trustee for cancellation; or

(ii)                                  all New Notes that have not been delivered to the New Notes Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Applicant has irrevocably deposited or caused to be deposited with the New Notes Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the New Notes Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b)                                 no default or event of default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Applicant is a party or by which it is bound;

(c)                                  the Applicant has paid or caused to be paid all sums payable by it under the New Indenture; and

(d)                                 the Applicant has delivered irrevocable instructions to the New Notes Trustee under the New Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

The Applicant shall deliver an officers’ certificate and an opinion of counsel to the New Notes Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Evidence as to Compliance with Conditions and Covenants

The Applicant is required to deliver to the New Notes Trustee annually a statement regarding compliance with the New Indenture and the collateral documents. Upon becoming aware of any default or event of default, the Applicant is required to deliver to the New Notes Trustee a statement specifying the default or event of default.

Existing Indenture

Existing Notes that are not tendered and accepted for exchange pursuant to the Offer will remain obligations of the Applicant, but, if the Requisite Consents are received and the Supplemental Existing Indenture and the Supplemental Existing Collateral Documents become operative, such Existing Notes will be governed by the Existing Indenture, as amended by the Supplemental Existing Indenture and the Supplemental Existing Collateral Documents.  The Existing Notes will not be modified by the Offer and Consent Solicitation except as provided by the Supplemental Existing Indenture and the Supplemental Existing Collateral Documents.

The following analysis is required by Section 305(a)(2) of the Act, does not purport to be a complete description of the Existing Indenture and Supplemental Existing Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Existing Indenture, which is filed as Exhibit T3C.1 hereto, as amended by the Supplemental Existing Indenture, the form of which is filed as Exhibit T3C.3 hereto.

The Applicant has not entered into the Supplemental Existing Indenture as of the date of this filing, and the terms of the Supplemental Existing Indenture are subject to change prior to its execution.

Capitalized terms used below but not defined herein have the meanings assigned to them in the Existing Indenture.  All headings incorporated below are the headings used in the Existing Indenture.

Events of Default

Each of the following is an event of default under the Existing Notes:

(a)           default for 30 days in the payment when due of interest on the Existing Notes;

(b)           default in payment when due of the principal of, or premium, if any, on the Existing Notes.

If any such event of default occurs and is continuing, the Existing Notes Trustee or the holders of at least 25% in principal amount of the then outstanding Existing Notes may declare all the Existing Notes to be due and payable immediately.

Holders of the Existing Notes may not enforce the Existing Indenture or the Existing Notes except as provided in the Existing Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Existing Notes may direct the Existing Notes Trustee in its exercise of any trust or power. The Existing Notes Trustee may withhold from holders of the Existing Notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The holders of a majority in aggregate principal amount of the Existing Notes then outstanding by notice to the Existing Notes Trustee may, on behalf of the holders of all of the Existing Notes, waive any existing default or event of default and its consequences under the Existing Indenture except a continuing default or event of default in the payment of interest on, or the principal of, the Existing Notes.

In the case of any event of default occurring by reason of any willful action or inaction taken or not taken by the Applicant or on its behalf with the intention of avoiding payment of the premium that the Applicant would have had to pay if it then had elected to redeem the Existing Notes pursuant to the optional redemption provisions of the Supplemental Existing Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

If an event of default occurs and is continuing, the Existing Notes Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest, with respect to, the Existing Notes or to enforce the performance of any provision of the Existing Notes or Existing Indenture, subject to certain restrictions and conditions relating to the Parity Lien Debt (including the requirement that Parity Lien Debt be paid in full prior to the commencement of any enforcement action) and any Control Agreement.

Authentication and Delivery of the Existing Notes; Use of Proceeds

The provisions regarding authentication and delivery of the Existing Notes included in the Existing Indenture, which are discussed below, remain unchanged.

Two officers of the Applicant shall sign the Existing Notes on behalf of the Applicant by manual or facsimile signature. If an officer whose signature is on an Existing Note no longer holds that office at the time an Existing Note is authenticated, the Existing Note shall nevertheless be valid. A Supplemental Existing Note shall not be valid until authenticated by the manual signature of the Existing Notes Trustee. Such signature shall be conclusive evidence that the Existing Note has been authenticated under the Existing Indenture.

The Existing Notes Trustee shall, upon a written order of the Applicant signed by two officers of the Applicant, authenticate for original issue the aggregate principal amount of any Existing Notes issued in accordance with the Supplemental Existing Indenture. The Existing Notes Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate Existing Notes. An authenticating agent may authenticate Existing Notes whenever the Existing Notes Trustee may do so.

The Existing Indenture, as amended by the Supplemental Existing Indenture, does not impose any conditions or restrictions in relation to the Applicant’s use or application of any proceeds generated from issuances of Existing Notes.

Release and Substitution of Property Subject to the Lien of the Existing Indenture

The liens securing the New Notes and any Parity Lien Debt liens are senior in all respects to the liens securing the Existing Notes and the Supplemental Existing Indenture and the Supplemental Existing Collateral Documents will provide that the liens securing the Existing Notes are junior and subordinate in all respects to those securing the New Notes and any Parity Lien Debt.

The Existing Notes Trustee and holders of Existing Notes are prohibited from contesting the liens securing the New Notes and any Parity Lien Debt or assert marshalling, appraisal, valuation or other similar rights available to junior secured creditors.

The Existing Notes Trustee and holders of Existing Notes are prohibited from realizing on the liens securing the Existing Notes or commencing any legal proceeding to facilitate the proscribed actions, until the indefeasible payment in full in cash of the New Notes and all Parity Lien Debt.

Upon the occurrence of an event of default under the New Indenture or any Parity Lien Documents, the Collateral Trustee may take any enforcement action with respect to the Collateral in such manner as it may determine in its sole discretion.

The Supplemental Existing Indenture will permit the release of Collateral when a default or event of default has occurred and is continuing and the maturity of the Existing Notes has been accelerated.

Satisfaction and Discharge

The Existing Indenture shall be discharged and shall cease to be of further effect as to all Existing Notes issued under the Existing Indenture, when:

(a)           either:

(i)  all Existing Notes that have been authenticated (except lost, stolen or destroyed Existing Notes that have been replaced or paid and Existing Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicant) have been delivered to the Existing Notes Trustee for cancellation; or

(ii)  all Existing Notes that have not been delivered to the Existing Notes Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Applicant has irrevocably deposited or caused to be deposited with the Existing Notes Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Existing Notes not delivered to the Existing Notes Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b)           no default or event of default shall have occurred and is continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Applicant is a party or by which it is bound;

(c)           the Applicant has paid or caused to be paid all sums payable by it under the Existing Indenture; and

(d)           the Applicant has delivered irrevocable instructions to the Existing Notes Trustee under the Existing Indenture to apply the deposited money toward the payment of the Existing Notes at maturity or the redemption date, as the case may be. The Applicant shall deliver an officers’ certificate and an opinion of counsel to the Existing Notes Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied. Notwithstanding the above, the Existing Notes Trustee shall pay to the Applicant from time to time upon its request any cash or government securities held by it, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the Existing Notes Trustee, are in excess of the amount thereof that would then be required to be deposited to effect a satisfaction and discharge.

Evidence as to Compliance with Conditions and Covenants

The Existing Indenture does not require the Applicant to furnish any evidence to the Existing Notes Trustee of its compliance with the conditions or covenants provided for in the Existing Indenture.

9.                                      Other obligors

No person, other than the Applicant, is an obligor upon the New Notes or the Existing Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises —

(a)                                  Pages numbered 1 to 16, consecutively.

(b)                                 The statement of eligibility and qualification of each trustee under the indentures to be qualified.

(c)                                  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A

Dry Creek Rancheria Band of Pomo Indians Ordinance No. 03-10-25-003 setting forth the River Rock Entertainment Authority Act of 2003 (filed as Exhibit 3.1 to the Applicant’s Registration Statement on Form S-4 (the “Form S-4”), filed with the SEC on May 5, 2004 (SEC File No. 333-115186), and incorporated by reference herein)

Exhibit T3B.1

Dry Creek Rancheria Band of Pomo Indians Tribal Council Resolution No. 03-10-25-002 (the River Rock Entertainment Authority and Bond Resolution Act) approving, among other things, creation of the River Rock Entertainment Authority (filed as Exhibit 3.2 to the Authority’s Registration Statement on Form S-4, filed with the SEC on May 5, 2004 (SEC File No. 333-115186), and incorporated by reference herein)

Exhibit T3B.2

Dry Creek Rancheria Band of Pomo Indians Ordinance No. 97-08-04, as amended October 25, 2003, authorizing and regulating gaming on the Dry Creek Band of Pomo Indians Rancheria (filed as Exhibit 3.3 to the Form S-4, and incorporated by reference herein)

Exhibit T3C.1

Indenture, dated as of November 7, 2003, among the Tribe, the Applicant and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Authority’s Registration Statement on Form S-4, filed with the SEC on May 5, 2004) (SEC File No. 333-115186), and incorporated by reference herein)

Exhibit T3C.2	Form of New Indenture among the Applicant, the Tribe and Deutsche Bank Trust Company Americas as trustee*

Exhibit T3C.3	Form of First Supplemental Indenture among the Tribe, the Applicant and U.S. Bank National Association, as trustee (included as Annex A to the Offering Circular in Exhibit T3E.1)*

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Circular and Consent Solicitation Statement dated November 18, 2011*

Exhibit T3E.2	Letter of Transmittal and Consent dated November 18, 2011*

Exhibit T3E.3	Form of Amendment No.1 to Pledge and Security Agreement among the Tribe, the Applicant and U.S. Bank National Association (included as Annex B to the Offering Circular in Exhibit T3E.1)*

Exhibit T3F.1

Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Act (included as part of the Indenture in Exhibit T3C.2)*

Exhibit T3F.2

Cross reference sheet showing the location in the First Supplemental Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Act (included as part of the Indenture in Exhibit T3C.3)*

Exhibit T3G.1	Statement of eligibility and qualification of Deutsche Bank Trust Company Americas under the New Indenture*

Exhibit T3G.2	Statement of eligibility and qualification of U.S. Bank National Association under the First Supplemental Indenture*

*Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, River Rock Entertainment Authority, a government instrumentality of the Dry Creek Rancheria Band of Pomo Indians, a federally recognized Indian tribe, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Geyserville, and State of California, on the 18th day of  November, 2011.

(SEAL)

			By:	/s/ David Fendrick
				Name:	David Fendrick
				Title:	Chief Executive Officer

Attested By:	/s/ Joseph Callahan
	Name:	Joseph Callahan
	Title:	Chief Financial Officer